SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 33-88594 and 33-39671

KYOCERA RETIREMENT SAVINGS

AND

STOCK BONUS PLAN

8611 Balboa Avenue

San Diego, California 92123

(Full title and address of the Plan)

KYOCERA CORPORATION

6 Takeda Tobadono-Cho

Fushimi-Ku

KYOTO, JAPAN 612-8501

(Name and address of the Issuer)

Kyocera Retirement Savings and

Stock Bonus Plan

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

Kyocera Retirement Savings and Stock Bonus Plan

Index

December 31, 2015 and 2014

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Index to Exhibits:

23.1 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Kyocera Retirement Savings and Stock Bonus Plan

We have audited the accompanying statements of net assets available for benefits of Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ SQUAR MILNER LLP (formerly Squar, Milner, Peterson, Miranda and Williamson, LLP)

San Diego, California

June 28, 2016

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets

Investments at fair value (Note 2):	$177,902,097	$178,377,827

Receivables:
Other receivable	3,107	—
Notes receivable from participants	3,424,910	3,556,193
Participant contributions receivable	—	209,319

Total receivables	3,428,017	3,765,512

Total assets	181,330,114	182,143,339

Liabilities
Other Liabilities	10,283	—

Total liabilities	10,283	—

Net assets available for benefits	$181,319,831	$182,143,339

See the accompanying notes to these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2015 and 2014

	2015	2014
Additions
Investment income:
Net (depreciation) appreciation in fair value of investments	$(573,727)	$5,793,206
Dividends	2,171,495	1,680,869

	1,597,768	7,474,075

Interest income on notes receivable from participants	151,676	152,872

Contributions:
Participants	7,766,153	8,025,005
Employer	1,935,006	1,843,879

Total contributions	9,701,159	9,868,884

Transfer from Kyocera Circuit Solutions USA, Inc. Retirement Savings Plan	—	850,715

Total additions	11,450,603	18,346,546

Deductions
Benefit payments	12,274,111	10,525,487

Total deductions	12,274,111	10,525,487

Net (decrease) increase in net assets	(823,508)	7,821,059

Net assets available for benefits
Beginning of year	182,143,339	174,322,280

End of year	$181,319,831	$182,143,339

See the accompanying notes to these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of Plan

The following description of the Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of ERISA.

General

The Plan is a defined contribution plan covering employees of Kyocera International, Inc. (“KII”) and subsidiaries (the “Company”). Each current employee who has attained the age of 21 years is eligible to participate as of the date coincident with or immediately following his employment commencement date.

Plan Administration

Transamerica Retirement Solutions (“Transamerica”) is the executor, record keeper, custodian and trustee of the Plan. Transamerica maintains and invests Plan assets on behalf of the Plan.

Contributions

Employees may contribute from 1 percent to 100 percent of pre-tax annual compensation, as defined by the Plan, subject to an annual limitation as provided in Internal Revenue Code (“IRC”) Section 415(d). The Company may make discretionary contributions in such amounts as may be determined by the Company’s Board of Directors each plan year. The Company made matching contributions of 50 percent of participant contributions to all investment choices up to 5 percent of the participant eligible compensation in 2015 and 2014. Two wholly owned subsidiaries of Kyocera International, Inc. and participating companies in the Plan have elected different matching formulas. Effective April 1, 2012, Kyocera Communications, Inc. (“KCI”), changed its match to $0.50 per $1.00 of participant eligible contributions up to 7%, subject to the annual contribution limit. Kyocera Tycom Corporation (“KTC”) continued to follow their company match of $0.50 per $1.00 up to $1,000 of participant contributions, up until the time of their merger into Kyocera Precision Tool, Inc. (“KPTI”) on April 1, 2014, at which time they converted to $0.50 per $1.00 of participant contributions up to 5%.

Employee rollover contributions made for 2015 and 2014 were approximately $279,733 and $695,514, respectively, which are included in participant contributions in the accompanying Statements of Changes in Net Assets Available for Benefits.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s contributions, and (c) an allocation of the Plan’s investment income or losses. Allocations of investment income or losses within each fund are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of Plan (continued)

Vesting

Participants are immediately vested in their own contributions and earnings thereon. Company matching contributions are vested as follows:

Years of Service	% Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Notes Receivable from Participants

The Plan provides that participants may obtain loans from their participant account. The minimum loan amount is $1,000 and the maximum is 50 percent of their account balance up to $50,000. The term of the loan is not to exceed 20 years for mortgage loans or five years for nonmortgage loans. The loans are collateralized by the balance in the participant’s account. Loans bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. The range of rates within the loan portfolio was 4.25% to 9.5% during 2015. Principal and interest are paid ratably through payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

The payment of benefits can be made upon retirement, termination of the Plan, death, termination of employment, or financial hardship. Benefits to which participants are entitled are limited to the vested amount accumulated in each participant’s account.

Distributions from the Plan are based on vested account values as of the earliest valuation date following a participant’s separation from service date. Normal withdrawals can be made after age 59-1/2. Withdrawals before age 59-1/2 can be made for reasons of disability, termination of employment, severe financial hardship or in the event of the employee’s death. Withdrawals other than normal withdrawals are subject to excise taxes, as defined by IRS regulations.

Forfeited Accounts

Forfeited, nonvested account balances are used to reduce the Company’s contributions. Forfeited, nonvested accounts included in Investments in the Statements of Net Assets Available for Benefits totaled $50,734 and $37,793 as of December 31, 2015 and 2014, respectively.

For 2015 and 2014, employer contributions were reduced by $189,904 and $132,254, respectively, from forfeited accounts.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of Plan (continued)

Investments

Upon enrollment in the Plan, a participant may direct their contributions into any of the investment options offered by the Plan in 1 percent increments. The investment options offered are as follows, as described by the Plan administrator:

Kyocera ADR Stock Fund - Contributions to the Kyocera American Depository Receipts (“ADR”) Stock Fund are invested in ADR’s of Kyocera International, Inc.’s parent company, Kyocera Corporation.

Invesco Stable Value Fund - The Invesco Stable Value Fund invests in a diversified portfolio of investment contracts with insurance companies, banks and other financial institutions. Its primary objective is to preserve principal while seeking a high level of current income.

Oakmark Equity & Income I Fund - The Oakmark Equity & Income Fund invests in a diversified portfolio of stocks and bonds. Its objective is to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Vanguard Institutional Index I Fund - The Vanguard Institutional Index Fund invests in large capitalization stocks. Its objective is to provide income and growth equal to or greater than the Standard & Poor’s 500 stock index.

American Funds Fundamental Invs R6 Fund - The American Funds Fundamental Invs R6 Fund invests primarily in stocks of well-managed growth companies. Its objective is to have consistent capital appreciation over the long-term.

Columbia Acorn Z Fund - The Columbia Acorn Z Fund invests primarily in stocks of companies with small and medium market with capitalization under $5 billion. Its objective is long-term capital appreciation.

American Funds EuroPacific Growth R6 Fund - The EuroPacific Growth R6 Fund invests in stocks of non-U.S. companies which appear to offer above-average growth potential. Its objective is long-term growth of capital.

PIMCO Total Return D - The PIMCO Total Return D invests primarily in investment grade debt. Its objective is total return consistent with capital preservation.

JPMorgan Large Cap Growth A - The JPMorgan Large Cap Growth R5 invests in common stock of large, well-established companies. Its objective is long-term capital appreciation and growth of income.

Allianz NFJ Small Cap Value Admin Fund - The Allianz NJF Small Cap Value Admin Fund invests primarily in stocks of companies with market capitalization of $3.5 billion or less. Most of the stock selected will be dividend paying. Its objective is long-term capital growth and current income.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of Plan (continued)

Vanguard Mid Cap Index I - The Vanguard Mid Cap Index Admin primarily invests in equity securities of mid-size US companies. It seeks to track the performance of the MSCI US Mid Cap 450 Index, a broadly diversified index of stocks of mid-size US companies.

Vanguard Small Cap Index Admin - The Vanguard Small Cap Index Admin fund invests primarily invests in equity securities of smaller US companies. It seeks to track the performance of the MSCI US Small Cap 1750 Index, a broadly diversified index of stocks of smaller US companies.

BlackRock Equity Dividend Instl Fund - The BlackRock Equity Dividend I Fund invests primarily in stocks of companies with large capitalizations. Securities are selected on the basis of fundamental value. Its objective is growth of capital; income is secondary.

Brown Capital Management Small Co Inv Fund - The Brown Capital Mgmt Small Co Instl Fund invests in common stocks issued by companies with revenues of $250 million or less. Its objective is long-term capital growth; income is secondary.

Money Market Fund - This fund temporarily holds contributions prior to allocation to the respective funds. Funds are invested in U.S. Government securities, certificates of deposit, bankers’ acceptances, commercial paper, corporate master notes, and other appropriate money market investments.

American Beacon Mid Cap Value Inv - A multi-manager Fund seeking long-term capital appreciation and current income primarily through investments in mid-market capitalization U.S. stocks.

In addition to the investment options noted above, the participants may invest in four Pooled Investment Choices (“PIC”) which consist of a specific investment mix of the investment funds noted above. The Oakmark Equity & Income Fund and all of the Vanguard index funds are not included in the investment mix of the PIC. Each PIC is based on an investment strategy predetermined by the Plan Administrator, as follows:

Long-Term Growth – This option is aimed at capital appreciation through long-term growth in stock value.

Growth Income – This option emphasizes growth in stock values but also expects current income.

Current Income – This option strives for growth with little risk through investments mostly in conservative mutual funds and fixed income securities.

Preservation of Capital – This option seeks to achieve low risk with a conservative return on investments.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the entire adjusted amount of each participant’s account value, including that portion attributable to the Company’s matching contributions which would not otherwise be vested, becomes fully vested.

Plan Merger

Kyocera Circuit Solutions USA, Inc. Retirement Savings Plan (“KCSU”), a US affiliated entity was merged into one of the KII Group companies in April 2014. The retirement plan assets of KCSU of $850,715 and three participants with account balances were transferred into the Kyocera Retirement Savings and Stock Bonus Plan in July 2014.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments

Investments, other than the Invesco Stable Value Fund, are recorded at fair value based on quoted market prices on the last day of the year. The Kyocera ADR Stock Fund is valued at its quoted market price on the last business day of the year. Participant loans are valued at amortized cost, which approximates fair value.

The Invesco Stable Value Fund is a common/collective trust that holds synthetic guaranteed investment contracts and short-term securities. Units of the common/collective trust are stated at net asset value (“NAV”). The net asset value is used as a practical expedient to estimate fair value.

Income Recognition

Interest income is earned on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2015 and 2014

2.	Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid. There were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2015 and 2014.

Administrative Expenses

Administrative expenses are paid directly by the Company and are not reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from estimates.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU” or “Update”) 2015-07 — Fair Value Measurement (Topic 820): Disclosure for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent), which exempts investments measured using net asset value (“NAV”) practical expedient in Topic 820 Fair Value Measurement, from categorization within the fair value hierarchy. This guidance requires retrospective application and is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Management has elected to early adopt the provisions of this Update, and accordingly, has applied the amendment retrospectively. The impact of adopting this amendment is reflected in the financial statements.

In July 2015, the FASB issued ASU 2015-12 — Plan Accounting: Defined Benefit Pension Plans (Topic 960); Defined Contribution Plans (Topic 962); and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts; Part (II) Plan Investment Disclosures; and Part (III) Measurement Date Practical Expedient. The purpose of this Update was to simplify Plan accounting, presentation and disclosures. The provisions are as follows:

i.	The amendments in Part I of this Update designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts will be presented at contract value; accordingly there will no longer be an adjustment from fair value to contract value on the face of the financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2015 and 2014

ii.	The amendments in Part II of this Update will eliminate the requirements for plans to disclose (i) individual investments that represent 5 percent or more of net assets available for benefits and (ii) the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate. In addition, if an investment is measured using the NAV per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

iii.	The amendments in Part III of this Update reduce the complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.

The Update may be adopted in whole or by part (I, II, and III), as applicable. The amendments in this Update are effective for fiscal years beginning after December 15, 2015. Upon adoption, the amendments in Parts I and II shall be applied retrospectively to all periods presented; the amendments in Part III shall be applied prospectively. The Plan adopted amendments in Part II of this Update for the 2015 plan year, and the amendments in Part II were retrospectively applied as of December 31, 2014. The amendments in Part III of this Update are not applicable to the Plan.

Fair Value Measurements

Accounting guidance has been issued that establishes a framework for measuring fair value. Such framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2015 and 2014

2.	Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value, on a recurring basis.

As of December 31, 2015

	Level 1	Level 2	Level 3	Total
Mutual Funds	$133,018,718	$—	$—	$133,018,718
Money market fund	138,352	—	—	138,352
Common Stock	15,199,233	—	—	15,199,233

Total Investments at fair value	148,356,303	—	—	148,356,303
Investments measured at NAV (a)	—	—	—	29,545,794

Investments at Fair Value	$148,356,303	$—	$—	$177,902,097

As of December 31, 2014

	Level 1	Level 2	Level 3	Total
Mutual Funds	$133,779,619	$—	$—	$133,779,619
Money market fund	274,033	—	—	274,033
Common Stock	15,179,136	—	—	15,179,136

Total Investments at fair value	149,232,788	—	—	149,232,788
Investments measured at NAV (a)	—	—	—	29,145,039

Investments at Fair Value	$149,232,788	$—	$—	$178,377,827

(a)	In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits

There were no transfers between levels of the fair value hierarchy during 2015 or 2014.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2015 and 2014

2.	Summary of Significant Accounting Policies (continued)

Investments recorded at Net Asset Value per Share

The following table summarizes investments measured at Net Asset Value per share as of December 31, 2015 and 2014, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
December 31, 2015
Invesco stable value Fund	$29,545,794	N/A	Daily	12 months

December 31, 2014
Money market fund	$29,145,039	N/A	Daily	12 months

3.	Tax Status

The Plan obtained its latest determination letter on August 18, 2003 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). On October 1, 2009, the Plan adopted a Transamerica (formerly known as Diversified) nonstandardized prototype plan agreement. The Company has obtained a copy of the IRS opinion letter which was issued to Transamerica for the nonstandardized prototype plan.

GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress. The Plan’s income tax returns remain open for examination by applicable authorities, generally 3 years for federal and 4 years for state.

4.	Related Party and Party-in-Interest Transactions

Certain expenses of the Plan are paid for by the Company. The most significant of these costs paid by the Company are the salaries for the employees responsible for Plan administration. These expenses were not material for 2015 and 2014. Plan investments include Kyocera Corporation common stock which is the stock of the Company’s parent and qualify as party-in-interest transactions. Loans made to employees of the Company also qualify as party-in-interest transactions.

Employees of the Company serve as the Trustees and Plan’s administrator and are participants in the Plan. These transactions qualify as party-in-interest transactions.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Reconciliation of the Financial Statements to Form 5500

Net assets available for benefits, as reported in the financial statements, are identical to the amounts reported in the Form 5500 as of and for the years ended December 31, 2015 and 2014.

6.	Subsequent Events

In accordance with FASB Accounting Standards Codification (“ASC”) 855-10, Subsequent Events, subsequent events have been evaluated by management through the day these financial statements were available to be filed with the Securities and Exchange Commission.

Kyocera Retirement Savings and Stock Bonus Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

EIN: 94-1695243 Plan #002

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	Invesco	Invesco Stable Value Fund	$—	$29,545,794
	JPMorgan Large	JPMorgan Large Cap Growth R5	—	17,124,305
	BlackRock	BlackRock Equity Dividend I Fund	—	15,343,570
*	Kyocera Corp.	Kyocera ADR Stock	—	15,176,211
	PIMCO	PIMCO Total Return D	—	14,066,010
	American Funds	American Funds Europacific Growth R6 Fund	—	13,897,482
	Vanguard Inst	Vanguard Institutional Index Fund	—	13,816,708
	Oakmark	Oakmark Equity & Income Fund	—	13,722,165
	Brown	Brown Capital Management Small Co Instl Fund	—	11,049,211
	American Funds	American Funds Fundamental Invs R6 Fund	—	8,166,447
	American Beacon	American Beacon Mid Cap Value Inv	—	7,570,363
	Columbia	Columbia Acorn Z Fund	—	6,445,929
	Vanguard	Vanguard Mid Cap Index Fund	—	4,824,840
	Allianz	Allianz NFJ Small Cap Value Admin Fund	—	3,783,821
	Vanguard	Vanguard Small Cap Index	—	3,207,867
	US Bank	Money Market Fund (Highmark)	—	138,352
		Stock Pending	—	23,022
*	Participant loans	Loans (interest rates and maturity dates range from 4.25% to 9.5% and March 2016 to January 2036, respectively)	—	3,424,910

			$—	$181,327,007

*	Indicates party-in-interest to the Plan.

Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.

**	Historical cost is not required as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Kyocera Retirement Savings and Stock Bonus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of San Diego, State of California, on June 28, 2016.

KYOCERA RETIREMENT SAVINGS AND STOCK BONUS PLAN

By:	KYOCERA INTERNATIONAL, INC.

By:	/s/ WILLIAM J. EDWARDS
William J. Edwards, Executive EVP/CFO

INDEX OF EXHIBITS

No.	Description	Sequentially Numbered Page

23.1	Consent of Squar Milner LLP (formerly Squar, Milner, Peterson, Miranda and Williamson, LLP)	Filed herewith